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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Alpha Innotech Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02075U 10 9

(CUSIP Number)

Sara Finigan
Coblentz, Patch, Duffy & Bass, LLP
One Ferry Building, Suite 200
San Francisco, California 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Name of Reporting Person: Biotechnology Development Fund II, L.P. ("BDF II")		I.R.S. Identification Nos. of above persons (entities only): 77-0512031

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N.A.

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
7.	Sole Voting Power:
1,839,717 shares, except that BioAsia Management, LLC ("BioAsia"), the general partner of BDF II, and Frank Kung ("Kung"), Anselm Leung ("Leung") and Edgar Engleman ("Engleman"), members of BioAsia, may be deemed to have shared power to vote these shares.

		8.	Shared Voting Power: See response to Row 7.

9.	Sole Dispositive Power:
1,839,717 shares, except that BioAsia, the general partner of BDF II, and Kung, Leung and Engleman, members of BioAsia, may be deemed to have shared power to dispose of these shares.

		10.	Shared Dispositive Power: See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,839,717 shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☑
BDF II holds warrants to purchase 122,945 shares of Common Stock of the Issuer. The warrants are not exercisable within sixty (60) days of this filing.

13.	Percent of Class Represented by Amount in Row (11): 18.92%

14.	Type of Reporting Person (See Instructions): PN

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CUSIP No.

1.	Name of Reporting Person: BioAsia Management, LLC ("BioAsia")		I.R.S. Identification Nos. of above persons (entities only): 77-0547105

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N.A.

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,839,717 shares, which are directly owned by BDF II. As the general partner of BDF II, BioAsia may be deemed to have shared power to vote these shares.

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,839,717 shares, which are directly owned by BDF II. As the general partner of BDF II, BioAsia may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,839,717 shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☑
BDF II holds warrants to purchase 122,945 shares of Common Stock of the Issuer. As the general partner of BDF II, BioAsia may be deemed to have power to exercise these warrants. The warrants are not exercisable within sixty (60) days of this filing.

13.	Percent of Class Represented by Amount in Row (11): 18.92%

14.	Type of Reporting Person (See Instructions): OO

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CUSIP No.

1.	Name of Reporting Person: Frank Kung ("Kung")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N.A.

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,839,717 shares, which are directly owned by BDF II. Kung is a member of BioAsia, the general partner of BDF II, and may be deemed to have shared power to vote these shares.

		9.	Sole Dispositive Power: 0

10.	Shared Dispositive Power:
1,839,717 shares, which are directly owned by BDF II. Kung is a member of BioAsia, the general partner of BDF II, and may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,839,717 shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☑
BDF II holds warrants to purchase 122,945 shares of Common Stock of the Issuer. Kung is a member of BioAsia, the general partner of BDF II, and may be deemed to have power to exercise these warrants. The warrants are not exercisable within sixty (60) days of this filing.

13.	Percent of Class Represented by Amount in Row (11): 18.92%

14.	Type of Reporting Person (See Instructions): IN

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CUSIP No.

1.	Name of Reporting Person: Anselm Leung ("Leung")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N.A.

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,839,717 shares, which are directly owned by BDF II. Leung is a member of BioAsia, the general partner of BDF II, and may be deemed to have shared power to vote these shares.

		9.	Sole Dispositive Power: 0

10.	Shared Dispositive Power:
1,839,717 shares, which are directly owned by BDF II. Leung is a member of BioAsia, the general partner of BDF II, and may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,839,717 shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☑
BDF II holds warrants to purchase 122,945 shares of Common Stock of the Issuer. Leung is a member of BioAsia, the general partner of BDF II, and may be deemed to have power to exercise these warrants. The warrants are not exercisable within sixty (60) days of this filing.

13.	Percent of Class Represented by Amount in Row (11): 18.92%

14.	Type of Reporting Person (See Instructions): IN

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CUSIP No.

1.	Name of Reporting Person: Edgar Engleman ("Engleman")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N.A.

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,839,717 shares, which are owned directly by BDF II. Engleman is a member of BioAsia, the general partner of BDF II, and may be deemed to have shared power to vote these shares.

		9.	Sole Dispositive Power: 0

10.	Shared Dispositive Power:
1,839,717 shares, which are owned directly by BDF II. Engleman is a member of BioAsia, the general partner of BDF II, and may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,839,717 shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☑
BDF II holds warrants to purchase 122,945 shares of Common Stock of the Issuer. Engleman is a member of BioAsia, the general partner of BDF II, and may be deemed to have power to exercise these warrants. The warrants are not exercisable within sixty (60) days of this filing.

13.	Percent of Class Represented by Amount in Row (11): 18.92%

14.	Type of Reporting Person (See Instructions): IN

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With respect to each contract, agreement, or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and such statement shall be deemed qualified in its entirety by such reference.
ITEM 1. SECURITY AND ISSUER
This Statement relates to the common stock, $0.01 par value (the “Common Stock”) of Alpha Innotech Corp. (the “Issuer”), whose principal executive offices are located at 2401 Merced Street, San Leandro, California 94577.
ITEM 2. IDENTITY AND BACKGROUND
     (a) This Statement is being filed by BioAsia Management, LLC, a California limited liability company (“BioAsia”), Biotechnology Development Fund II, L.P., a Delaware limited partnership (“BDF II”), Frank Kung, an individual (“Kung”), Anselm Leung, an individual (“Leung”), and Edgar Engleman, an individual (“Engleman”) with respect to certain shares of Common Stock and warrants to purchase Common Stock of the Issuer as follows. BioAsia, BDF II, Kung, Leung, and Engleman are each sometimes referred to as a Reporting Person and, collectively, referred to as the Reporting Persons. The principal business of BioAsia is investment. The principal business of BDF II is investment.
     (b) The principal business address of each Reporting Person is 575 High Street, Suite 201, Palo Alto, California 94301.
     (c) BDF II is a limited partnership organized for the purposes of investing in public and private emerging and growth companies in the biotechnology field. BioAsia is the general partner of BDF II. Kung, Leung and Engleman are the three managing members of BioAsia. Engleman is a professor at Stanford University.
     (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) No Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.
     (f) BDF II is a Delaware limited partnership. BioAsia is a California limited liability company. Kung, Leung and Engleman are United States citizens.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
BDF II received shares of Common Stock of the Issuer in exchange for its securities of Alpha Innotech Corporation, a California corporation (“Oldco”) pursuant to a merger whereby a wholly-owned subsidiary of Xtrana, Inc., AIC Merger Corp. (“Mergerco”) was merged with and into Oldco, with Oldco continuing as the surviving entity and a wholly-owned subsidiary of the Issuer. (In connection with the completion of the merger, Xtrana, Inc. changed its name to “Alpha Innotech Corp.”) The Agreement and Plan of Merger (the “Merger Agreement”) dated as of December 14, 2004, by and among the Issuer, Oldco and Mergerco is hereby incorporated by reference to the Issuer’s Current Report Form 8-K filed on December 17, 2004. Amendment No. 1 to the Merger Agreement is hereby incorporated by reference to the Issuer’s Current Report Form 8-K filed on April 12, 2005. Amendment No. 2 to the Merger Agreement is hereby incorporated by reference to the Issuer’s Current Report Form 8-K filed on July 11, 2005. Amendment No. 3 to the Merger Agreement is hereby incorporated by reference to the Issuer’s Current Report Form 8-K filed on August 26, 2005.
ITEM 4. PURPOSE OF TRANSACTION
The Reporting Persons have acquired these shares of Common Stock pursuant to the merger with Mergerco as described in Item 3 above. In connection with the merger there were changes to the Issuer’s board of directors and to the Issuer’s charter, each as more fully described in the Merger Agreement and Amendments No. 1-3, each as attached hereto and incorporated by reference in its entirety. Notwithstanding the foregoing, none of the Reporting Persons has plans or proposals which would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors of management of the Issuer; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be

7

quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Act; or (j) any action similar to any of those enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) As of October 4, 2005, the Reporting Persons are the beneficial owners of 1,839,717 shares of Common Stock of the Issuer, constituting approximately 18.92% of the shares of Common Stock outstanding. Please refer to the responses to Item 7, Item 8, Item 9 and Item 10 of the cover sheet with respect to each Reporting Person; such responses are incorporated herein by reference in their entirety.
     (b) BDF II is the direct owner of 1,839,717 shares of Common Stock of the Issuer, except that BioAsia, the general partner of BDF II, and Kung, Leung and Engleman, members of BioAsia, may be deemed to have shared power to vote these shares. Please see the responses to Item 7 and Item 8 of the cover sheet with respect to sole and shared power to dispose of and/or vote the Common Stock; such responses are incorporated herein by reference in their entirety.
     (c) Please see response to Item 3 describing the merger and the Merger Agreement and Amendments thereto, each as attached hereto as exhibits and each incorporated by reference in its entirety herein.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock beneficially owned by the Reporting Parties.
     (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
     BDF II is a party to that certain Warrant to Purchase a Maximum of 360,334 Shares of Common Stock of Alpha Innotech Corporation which is attached as an exhibit hereto and which is incorporated by reference in its entirety herein. The description of such agreement with respect to the Common Stock set forth in this Item 6 is qualified in its entirety by the attached exhibit and is hereby incorporated by reference in its entirety in response to this Item 6. BDF II has been granted three warrants (which have not yet been documented) to purchase stock on the following terms: (a) a warrant to purchase 8,686 shares of Common Stock at $0.087 per share granted on March 18, 2004 with an expiration date of March 19, 2004; (b) a warrant to purchase 8,686 shares of Common Stock at $0.087 per share granted on September 21, 2004 with an expiration date of September 21, 2009; and (c) a warrant to purchase 64,390 shares of Common Stock at $0.087 per share granted on December 10, 2004 with an expiration date of December 10, 2009. None of these warrants may be exercised within 60 days of the date of this filing.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     1. Agreement and Plan of Merger dated as of December 14, 2004, by and among the Issuer, Oldco and Mergerco (incorporated by reference to the Issuer’s Current Report Form 8-K filed on December 17, 2004).
     2. Amendment No. 1 to the Merger Agreement by and among the Issuer, Oldco and Mergerco (incorporated by reference to the Issuer’s Current Report Form 8-K filed on April 12, 2005).
     3. Amendment No. 2 to the Merger Agreement by and among the Issuer, Oldco and Mergerco (incorporated by reference to the Issuer’s Current Report Form 8-K filed on July 11, 2005).
     4. Amendment No. 3 to the Merger Agreement by and among the Issuer, Oldco and Mergerco (incorporated by reference to the Issuer’s Current Report Form 8-K filed on August 26, 2005).
     5. Warrant to Purchase a Maximum of 360,334 Shares of Common Stock of Alpha Innotech Corporation dated as of August 14, 2002 by and between the Issuer and BDF II.

8

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 12, 2005

Date
Biotechnology Development Fund II, L.P.,

	By:	BioAsia Management, LLC, General Partner

		By:	/s/Frank Kung

Frank Kung, Member

BioAsia Management, LLC

	By:	/s/Frank Kung

Frank Kung, Member

/s/Frank Kung

Frank Kung

/s/Anselm Leung

Anselm Leung

/s/Edgar Engleman

Edgar Engleman
ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 100)

9

Exhibit 5
Warrant to Purchase a Maximum of
360,334 Shares of Common Stock of
ALPHA INNOTECH CORPORATION
(Void after August 14, 2007)
THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT.
THIS WARRANT AND THE SHARES PURCHASABLE HEREUNDER ARE SUBJECT TO RESTRICTIONS ON TRANSFER AS SET FORTH HEREIN.
      This certifies that Biotechnology Development Fund II, L.P. (the “Holder”), or assigns, for value received, is entitled to purchase from Alpha Innotech Corporation, a California corporation (the “Company”), subject to the terms set forth below, a maximum of 360,334 fully paid and nonassessable shares (subject to adjustment as provided herein) of the Company’s Common Stock (the “Warrant Shares”) for cash at a price of $0.01 per share (the “Exercise Price”) (subject to adjustment as provided herein) at any time or from time to time up to and including 5:00 p.m. (Eastern Time) on the earliest of (i) the closing of the initial underwritten public offering of the Company’s common stock (the “Common Stock”), pursuant to a registration statement under the Securities Act of 1933, as amended (the “Act”), (ii) a sale or exchange of all or substantially all of the assets of the Company (other than a sale or exchange to a subsidiary corporation of the Company or a sale or exchange effected for the purpose of reincorporating the Company in another jurisdiction) or the merger or consolidation of the Company with or into another entity in which the stockholders of the Company immediately prior to such transaction shall own, as a result of shares in the Company held by such stockholders immediately prior to such transaction, less than a majority of the voting securities or power of the surviving entity immediately subsequent to such transaction (other than a merger or consolidation effected for the purpose of reincorporating the Company in another jurisdiction), or (iii) August 14, 2007, such earlier day being referred to herein as the “Expiration Date,” upon surrender to the Company at its principal office (or at such other location as the Company may advise the Holder in writing) of this Warrant properly endorsed with the Form of Subscription attached hereto duly filled in and signed and upon payment in cash or by check of the aggregate Exercise Price for the number of shares for which this Warrant is being exercised determined in accordance with the provisions hereof. The Exercise Price is subject to adjustment as provided in Section 3 of this Warrant. This Warrant is issued subject to the following terms and conditions:

      1. Exercise, Issuance of Certificates, Number of Warrant Shares.
      1.1 General. This Warrant is exercisable at the option of the Holder of record hereof on or prior to the Expiration Date, at any time or from time to time following its issuance, for all or any part of the Warrant Shares (but not for a fraction of a share) which may be purchased hereunder, as that number may be adjusted pursuant to Section 3 of this Warrant. The Company agrees that the Warrant Shares purchased under this Warrant shall be and are deemed to be issued to the Holder hereof as the record owner of such Warrant Shares as of the close of business on the date on which this Warrant shall have been surrendered, properly endorsed, the completed and executed Form of Subscription delivered, and payment made for such Warrant Shares. Certificates for the Warrant Shares so purchased, together with any other securities or property to which the Holder hereof is entitled upon such exercise, shall be delivered to the Holder hereof by the Company at the Company’s expense as soon as practicable after the rights represented by this Warrant have been so exercised. In case of a purchase of less than all the Warrant Shares which may be purchased under this Warrant, the Company shall cancel this Warrant and execute and deliver to the Holder hereof within a reasonable time a new Warrant or Warrants of like tenor for the balance of the Warrant Shares purchasable under the Warrant surrendered upon such purchase. Each stock certificate so delivered shall be registered in the name of such Holder.
      1.2 Net Issue Exercise of Warrant. Notwithstanding any provisions herein to the contrary, if the fair market value of one share of Common Stock is greater than the Exercise Price (at the date of calculation as set forth below), in lieu of exercising this Warrant for cash, Holder may elect to receive shares of Common Stock equal to the value (as determined below) of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with the properly endorsed Form of Subscription in which event the Company shall issue to the Holder a number of shares of Common Stock computed using the following formula:

	X=	Y (A-B) A
Where	X=	the number of shares of Common Stock to be issued to Holder;
	Y=	the number of shares of Common Stock purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being canceled (at the date of such calculation);
	A=	the fair market value of one share of the Company’s Common Stock (at the date of such calculation); and
	B=	Exercise Price (as adjusted to the date of such calculation).
For purposes of the above calculation, the fair market value of one share of Common Stock shall be determined by the Company’s Board of Directors in the good faith exercise of its reasonable business judgment; provided, however, that if at the time of such exercise the Company’s Common Stock is listed on any established stock exchange or a national market system, the fair market value per share shall be the average of the closing bid and asked prices of the Common Stock quoted in the over-the-counter market summary or the last reported sale price of the Common Stock or the closing price quoted on the NASDAQ National Market System or on any exchange on which the Common Stock is listed, whichever is applicable, as published in The Wall Street Journal for the five trading days prior to the date of determination of fair market value. Notwithstanding the foregoing, in the event the Warrant is exercised in connection with the Company’s initial public offering of Common Stock, the fair market value per share shall be the per share offering price to the public of the Company’s initial public offering.
      2. Shares to be Fully Paid; Reservation of Shares. The Company covenants and agrees that all Warrant Shares, will, upon issuance and, if applicable, payment of the applicable Exercise Price, be duly authorized, validly issued, fully paid and nonassessable, and free of all preemptive rights, liens and encumbrances, except for restrictions on transfer provided for herein or under applicable federal and state securities laws. The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of providing for the exercise of the rights to purchase all Warrant Shares granted pursuant to this Warrant, such number of shares of Common Stock as shall, from time to time, be sufficient therefor.
      3. Adjustment of Exercise Price and Number of Shares. The Exercise Price and the total number of Warrant Shares shall be subject to adjustment from time to time upon the occurrence of certain events described in this Section 3. Upon each adjustment of the Exercise Price, the Holder of this Warrant shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Exercise Price resulting from such adjustment.
           3.1 Subdivision or Combination of Stock. In the event the outstanding shares of the Company’s Common Stock shall be increased by a stock dividend payable in Common Stock, stock split, subdivision, or other similar transaction occurring after the date hereof into a greater number of shares of Common Stock, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of Warrant Shares issuable hereunder proportionately increased. Conversely, in the event the outstanding shares of the Company’s Common Stock shall be decreased by reverse stock split, combination, consolidation, or other similar transaction occurring after the date hereof into a lesser number of shares of Common Stock, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of Warrant Shares issuable hereunder proportionately decreased.
           3.2 Reclassification. If any reclassification of the capital stock of the Company or any reorganization, consolidation, merger, or any sale, lease, license, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all, of the business and/or assets of the Company (the “Reclassification Events”) shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities, or other assets or property, then, as a condition of such Reclassification Event lawful and adequate provisions shall be made whereby the Holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby) such shares of stock, securities, or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby. In any Reclassification Event, appropriate provision shall be made with respect to the rights and interests of the Holder of this Warrant to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Exercise Price and of the number of Warrant Shares), shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities, or assets thereafter deliverable upon the exercise hereof.
           3.3     Notice of Adjustment. Upon any adjustment of the Exercise Price or any increase or decrease in the number of Warrant Shares, the Company shall give written notice thereof, by first class mail postage prepaid, addressed to the registered Holder of this Warrant at the address of such Holder as shown on the books of the Company. The notice shall be prepared and signed by the Company’s Chief Financial Officer and shall state the Exercise Price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.
      4.     No Voting or Dividend Rights. Nothing contained in this Warrant shall be construed as conferring upon the holder hereof the right to vote or to consent to receive notice as a shareholder of the Company on any other matters or any rights whatsoever as a shareholder of the Company. No dividends or interest shall be payable or accrued in respect of this Warrant or the interest represented hereby or the shares purchasable hereunder until, and only to the extent that, this Warrant shall have been exercised.
      5.     Compliance with Securities Act: Transferability of Warrant, Disposition of Shares of Common Stock.
           5.1     Compliance with Securities Act. The Holder of this Warrant, by acceptance hereof, agrees that this Warrant and the Warrant Shares to be issued upon exercise hereof are being acquired for investment and that it will not offer, sell, or otherwise dispose of this Warrant or any Warrant Shares except under circumstances which will not result in a violation of the Act or any applicable state securities laws. This Warrant and all Warrant Shares (unless registered under the Act) shall be stamped or imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). ANY TRANSFER OF SUCH SECURITIES SHALL BE INVALID UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO SUCH TRANSFER OR, IN

THE OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY, SUCH REGISTRATION IS UNNECESSARY FOR SUCH TRANSFER TO COMPLY WITH THE ACT.”

5.2 Access to Information; Pre-Existing Relationship. Holder has had the opportunity to ask questions of, and to receive answers from, appropriate executive officers of the Company with respect to the terms and conditions of the transactions contemplated hereby and with respect to the business, affairs, financial condition and results of operations of the Company. Holder has had access to such financial and other information as is necessary in order for Holder to make a fully informed decision as to investment in the Company, and has had the opportunity to obtain any additional information necessary to verify any of such information to which Holder has had access. Holder further represents and warrants that the Holder has either (i) a pre-existing relationship with the Company or one or more of its officers or directors consisting of personal or business contacts of a nature and duration which enable the Holder to be aware of the character, business acumen and general business and financial circumstances of the Company or the officer or director with whom such relationship exists or (ii) such business or financial expertise as to be able to protect the Holder’s own interests in connection with the purchase of the Shares.

5.3 Warrant Transferable. Subject to compliance with applicable federal and state securities laws under which this Warrant was purchased, this Warrant and all rights hereunder are transferable, in whole or in part, without charge to the Holder (except for transfer taxes), upon surrender of this Warrant properly endorsed; provided, however, that the Holder shall notify the Company in writing in advance of any proposed transfer and shall not transfer this Warrant or any rights hereunder to any person or entity which is then engaged in a business that in the reasonable judgment of the Company is in direct competition with the Company.

5.4 Disposition of Warrant Shares and Common Stock. With respect to any offer, sale, or other disposition of the Warrant or any Warrant Shares, the Holder hereof and each subsequent Holder of this Warrant agrees to give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of such holder’s counsel, if reasonably requested by the Company, to the effect that such offer, sale or other disposition may be effected without registration or qualification (under the Act as then in effect or any federal or state law then in effect) of such Warrant or Warrant Shares, as the case may be, and indicating whether or not under the Act certificates for such Warrant or Warrant Shares to be sold or otherwise disposed of require any restrictive legend as to applicable restrictions on transferability in order to insure compliance with the Act. Promptly upon receiving such written notice and opinion, the Company, as promptly as practicable, shall notify such Holder that such Holder may sell or otherwise dispose of such Warrant or Warrant Shares, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this subparagraph 5.4 that the opinion of the counsel for the Holder is not reasonably satisfactory to the Company, the Company shall so notify the Holder promptly after such determination has been made. Notwithstanding the foregoing, such Warrant or Warrant Shares may be offered, sold or otherwise disposed of in accordance with Rule 144 under the Act, provided that the Company shall have been furnished with such information as the Company may request to provide reasonable assurance that the provisions of Rule 144 have been satisfied.

Notwithstanding the foregoing, if the Holder is a partnership, it may transfer the Warrant or Warrant Shares to its constituent partners or a retired partner of such partnership who retires after the date hereof, or to the estate of any such partner or retired partner or transfer by gift, will, or intestate succession to any of such partner’s spouse or lineal descendants or ancestors without the necessity of written notice to the Company prior thereto or opinion of counsel if the transferee agrees in writing to be subject to the terms of this Section 5.4 to the same extent as if such transferee were the original Holder hereof. Each certificate representing the Warrant or Warrant Shares thus transferred (except a transfer pursuant to Rule 144) shall bear a legend as to the applicable restrictions on transferability in order to insure compliance with the Act, unless in the aforesaid opinion of counsel for the Holder, such legend is not required in order to insure compliance with the Act. The Company may issue stop transfer instructions to its transfer agent in connection with such restrictions.

5.5 Market Standoff. The Holder agrees that if so requested by the Company or any representative of the underwriters in connection with registration of the initial public offering of any securities of the Company under the Act, the Holder shall not sell or otherwise transfer any Warrant Shares or other securities of the Company during the 180 day period following the effective date of such registration statement. The Company may impose stop transfer instructions with respect to securities subject to the foregoing restrictions until the end of such 180 day period.

5.6 Registrable Securities. Upon exercise of this Warrant the Warrant Shares shall, on the terms set forth therein, be Registrable Securities under that certain Investor Rights Agreement dated as of May 11, 2001, (the “Agreement”) to which the Company and its Series A Preferred Stock Investors are parties and the Holder of this Warrant shall be entitled to exercise the registration rights granted under the Agreement. By its receipt of this Warrant, Holder agrees to be bound by the terms and restrictions of the Agreement.
      6. Modification and Waiver. This Warrant and any provision hereof may be changed, waived, discharged, or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.
      7. Notices. Any notice, request, or other document required or permitted to be given or delivered to the Holder hereof or the Company shall be delivered by hand or messenger or shall be sent by certified mail, postage prepaid, or by overnight courier to each such Holder at its address as shown on the books of the Company or to the Company at the address indicated therefor in the first paragraph of this Warrant or such other address as either may from time to time provide to the other. Each such notice or other communication shall be treated as effective or having been given (i) when delivered if delivered personally, (ii) if sent by registered or certified mail, at the earlier of its receipt or three business days after the same has been registered or certified as aforesaid, or (iii) if sent by overnight courier, on the next business day after the same has been deposited with a nationally recognized courier service.
      8. Other Notices. If at any time:

(1) the Company shall declare any cash dividend upon its Common Stock;

      (2) the Company shall declare any dividend upon its Common Stock payable in stock or make any special dividend or other distribution to the holders of its Common Stock;
      (3) the Company shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or other rights;
      (4) there shall be any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with, or sale of all or substantially all of its assets to, another corporation;
      (5) there shall be a voluntary or involuntary dissolution, liquidation, or winding-up of the Company; or
      (6) there shall be an initial public offering of Company securities;
then, in any one or more of said cases, the Company shall give, by first class mail, postage prepaid, addressed to the Holder of this Warrant at the address of such Holder as shown on the books of the Company, (a) at least 10 days’ prior written notice of the date on which the books of the Company shall close or a record shall be taken for such dividend, distribution, or subscription rights or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, or winding-up, and (b) in the case of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, winding-up, or public offering, at least 10 days’ prior written notice of the date when the same shall take place; provided, however, that the Holder shall make a best efforts attempt to respond to such notice as early as possible after the receipt thereof. Any notice given in accordance with the foregoing clause (a) shall also specify, in the case of any such dividend, distribution, or subscription rights, the date on which the holders of Common Stock shall be entitled thereto. Any notice given in accordance with the foregoing clause (b) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, winding-up, conversion, or public offering, as the case may be.
      9. Governing Law. This Warrant shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of California.
      10. Lost or Stolen Warrant. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Company, at its expense, will make and deliver a new Warrant, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Warrant.
      11. Fractional Shares. No fractional shares shall be issued upon exercise of this Warrant. The Company shall, in lieu of issuing any fractional share, pay the Holder entitled to such fraction a sum in cash equal to such fraction (calculated to the nearest 1/100th of a share)

multiplied by the then effective Exercise Price on the date the Form of Subscription is received by the Company.
      12. No Impairment. The Company will not, by charter amendment or by reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment. Upon the request of the Holder, the Company will at any time during the period this Warrant is outstanding acknowledge in writing, in form satisfactory to Holder, the continued validity of this Warrant and the Company’s obligations hereunder.
      13. Successors and Assigns. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant, and shall be enforceable by any such Holder.
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      IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its officer, thereunto duly authorized as of this 14th day of August, 2002.

ALPHA INNOTECH CORPORATION
a California corporation

By:	/s/ Haseeb R. Chaudhry

Name: Haseeb R. Chaudhry
Title: CEO

FORM OF SUBSCRIPTION
(To be signed only upon exercise of Warrant)
To: Alpha Innotech Corporation
[Please mark one box]

☐	The undersigned, the holder of the attached Common Stock Warrant, hereby irrevocably elects to exercise the purchase right represented by such Warrant for, and to purchase thereunder, (1) shares of Common Stock of Alpha Innotech Corporation (the “Company”) and herewith makes payment of $ therefor.

☐	The undersigned, the holder of the attached Common Stock Warrant, hereby irrevocably elects to exercise the purchase right represented by such Warrant for, and to purchase thereunder, (1) shares of Common Stock of the Company and herewith elects to pay for such shares by reducing the number of shares issuable thereunder in accordance with Section 1.2 thereof. The undersigned hereby authorizes the Company to make the required calculation under Section 1.2 of the Warrant.
The undersigned represents that it is acquiring such Common Stock for its own account for investment and not with a view to or for sale in connection with any distribution thereof. The undersigned further represents and confirms that the representations and warranties of the Holder set forth in Section 5.2 of the attached Common Stock Warrant are true and correct as of the date hereof. The undersigned requests that certificates for such shares be issued in the name of, and delivered to: ___________________________________________________
whose address is: ________________________________________________________________________________

DATED: __________________________

(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

Name:

Title:
(1) Insert here the number of shares called for on the face of the Warrant (or, in the case of a partial exercise, the portion thereof as to which the Warrant is being exercised), in either case without making any adjustment for any stock or other securities or property or cash which, pursuant to the adjustment provisions of the Warrant, may be deliverable upon exercise.